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                                                                 Exhibit 12

                             OWENS-ILLINOIS, INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                     (Millions of dollars, except ratios)

                                              Six Months ended June 30,
                                         -----------------------------------
                                                                Pro Forma
                                                             As Adjusted For
                                                              BTR Packaging
                                                               Acquisition
                                           1999      1998          1998
Earnings before income taxes, and        ------    ------    ---------------
  minority share owners' interests .     $307.7    $301.6        $348.8
Less:  Equity earnings . . . . . . .       (9.0)     (9.2)        (10.1)
Add:   Total fixed charges deducted
         from earnings . . . . . . .      223.0     177.2         232.6
       Proportional share of pre-tax
         earnings (loss) of 50% owned
         associates. . . . . . . . .        4.4       3.3           4.6
       Dividends received from less
         than 50% owned associates .        6.7       2.1           2.1
                                         ------    ------        ------
       Earnings available for payment
         of fixed charges. . . . . .     $532.8    $475.0        $578.0
                                         ======    ======        ======
Fixed charges (including the Company's
  proportional share of 50% owned
  associates):

       Interest expense. . . . . . .     $204.6    $161.1        $211.4
       Portion of operating lease rental
         deemed to be interest . . .       14.0      12.9          14.6
       Amortization of deferred
         financing costs and debt
         discount expense. . . . . .        4.4       3.2           6.6
                                         ------    ------        ------
       Total fixed charges deducted from
         earnings and fixed charges.     $223.0    $177.2        $232.6

Preferred stock dividends (increased to
  assumed pre-tax amount). . . . . .       18.2       4.4          16.4
                                         ------    ------        ------
Combined fixed charges and preferred
  stock dividends. . . . . . . . . .     $241.2    $181.6        $249.0
                                         ======    ======        ======
Ratio of earnings to fixed charges .        2.4       2.7           2.5

Ratio of earnings to combined fixed
  charges and preferred stock
  dividends. . . . . . . . . . . . .        2.2       2.6           2.3